AMPERICO CORP.
42 Rockwood Crescent,
Thornhill, ON, L4J 7T2
Canada

December 20, 2012

United States
Securities and Exchange Commission
Washington, DC 20549

Re: Amperico Corp's - Registration Statement on Form S-1
    Amendment No. 3
    Filing No. 333-182728

Dear: Celeste M. Murphy

In response to your letter dated December 18, 2012 which included comments regarding our registration statement, we have prepared the following responses:

PROSPECTUS COVER PAGE

COMMENT: 1

PLEASE REVISE THE DISCLOSURE IN THE FIRST SENTENCE OF THE THIRD PARAGRAPH TO SPECIFY THAT SHARES IN THIS OFFERING WILL BE SOLD AT A FIXED PRICE OF $0.03 PER SHARE FOR THE DURATION OF THE OFFERING.

Response: We have revised the disclosure in the first sentence of the third paragraph to specify that shares in this offering will be sold at a fixed price of $0.03 per share for the duration of the offering.

SELLING SHAREHOLDERS, PAGE 14

COMMENT: 2

WE NOTE THAT YOU HAVE APPOINTED ONE OF YOUR SELLING SHAREHOLDERS, VLADIMIR KOLOSSOVSKI, TO SERVE AS AN EXECUTIVE OFFICER. PLEASE REVISE YOUR DISCLOSURE THAT NONE OF YOUR SELLING SHAREHOLDERS HAS (I) HAD A MATERIAL RELATIONSHIP WITH YOU OTHER THAN AS A SHAREHOLDER WITHIN THE LAST THREE AND (II) EVER BEEN ONE OF YOUR OFFICERS TO REFLECT MR. KOLOSSOVSKI'S APPOINTMENT.

Response: We have revised our disclosure as follows:

Vladimir Kolossovski, is our Treasurer. None of our other selling shareholders has:

     1. has had a material relationship with us other than as a shareholder at any time within the past three years;
     2.   has ever been one of our officers or directors;
     3.   is a broker-dealer; or a broker-dealer's affiliate.

Thank you.

Sincerely,


/s/ ALEX NORTON
----------------------------
ALEX NORTON
Director